YEW BIO-PHARM GROUP, INC.
294 Powerbilt Avenue
Las Vegas, Nevada 89148
Tele:  (702) 487-4683

May 30, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549
Attn:	Justin Dobbie, Legal Branch Chief Ryan Adams, Attorney

Re:	Yew Bio-Pharm Group, Inc. (“Registrant”) Amendment No. 1 to Registration Statement on Form S-1 Filed on May 30, 2014 File No. 333-195555

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•
Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Zhiguo Wang
       Zhiguo Wang, President & CEO